UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549
          SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____8______)*

HARLEYSVILLE NATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, par value $1.00 per share
(Title of Class of Securities)

412-850-109
(CUSIP Number)

Calendar Year 1999
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X ] Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ....412 850 109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Harleysville National Bank, Trust Department.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) NOT APPLICABLE

3. SEC Use Only

4. Citizenship or Place of Organization .U.S.A.
 (Reporting person is the Trust Department of a Nationally Chartered Banking
  Association)

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power         460,178

6. Shared Voting Power             0

7. Sole Dispositive Power    460,178

8. Shared Dispositive Power        0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      NOT APPLICABLE

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)       NOT APPLICABLE

11. Percent of Class Represented by Amount in Row (11)    5.81%

12. Type of Reporting Person (See Instructions)

    ..... BK .....

Item 1.

(a) Name of Issuer: HARLEYSVILLE NATIONAL CORPORATION

(b) Address of Issuer's Principal Executive Offices:
P.O. Box 195
483 Main Street
Harleysville Pa 19438

Item 2.

(a) Name of Person Filing:
Harleysville National Bank, Trust Department

(b) Address of Principal Business Office or, if none, Residence:
P.O. Box 195
483 Main Street
Harleysville Pa 19438

(c) Citizenship:
U.S.A. (Reporting Person is the Trust Department of a Nationally Chartered Banking Association)

(d) Title of Class of Securities:
Common Stock, par value $1.00 per share

(e) CUSIP Number: 412 850 109

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
        78o).

(b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 460,178 shares of Common Stock, par value $1.00 per share.

(b) Percent of class: 5.81%.

(c) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote              460,178.

(ii)  Shared power to vote or to direct the vote                  0.

(iii) Sole power to dispose or to direct the disposition of 460,178.

(iv)  Shared power to dispose or to direct the disposition of     0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. NOT APPLICABLE

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

460,178 shares of the Issuer that are "beneficially owned" by Harleysville National Bank, Trust Department are held in its fiduciary capacity in its nominee name, Harley Co. Harleysville National Bank, Trust Department has sole power to vote or to direct the vote of 460,178 shares of the Issuer and sole power to dispose or to direct the disposition of 460,178 shares of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1
b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2000

/s/ Clay T. Henry
    Clay T. Henry, Sr. Vice President and Trust Officer
    Harleysville National Bank, Trust Department